SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Putnam Master Intermediate Income Trust

( PIM )

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

746909100

(CUSIP Number)

Paul E. Rasmussen

3300 IDS Center

80 South Eighth Street

Minneapolis, MN 55402-4130

(Name, Address, and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for a subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746909100
1	NAME OF REPORTING PERSON Sit Investment Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated in Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,638,860 Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,638,860 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,638,860 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.98%
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 746909100
1	NAME OF REPORTING PERSON Sit Fixed Income Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Organized in Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,638,860 Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,638,860 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,638,860 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.98%
14	TYPE OF REPORTING PERSON (See Instructions) IA

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment”) amends and supplements the statement on Schedule 13D filed on October 2, 2023, and amended by Amendment No. 1 filed on December 1, 2023, and Amendment No. 2 filed on March 13, 2024 (as amended, the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”), relating to the shares of Common Stock (“Shares)” of Putnam Master Intermediate Income Trust (the “Issuer”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged.

ITEM 5 Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended to read as follows:

a) The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 48,184,341 Shares outstanding as of August 30, 2024, which is the total number of Shares outstanding as reported by the Issuer on its website.

As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 22,638,860 Shares held in client accounts which represent 46.98% of the Issuer’s outstanding Shares.

b) Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA’s or SFI’s directors or executive officers own Shares directly.

c) Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.

d) The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.

e) Not applicable.

ITEM 7 Materials to be Filed as Exhibits

Exhibit A: Schedule of Transactions in Shares by Sit Entities in the last 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

September 3, 2024

By: Sit Investment Associates, Inc.
/s/ Roger J. Sit
Name/Title: Roger J. Sit, Chairman & CEO

By: Sit Fixed Income Advisors II, LLC
/s/ Roger J. Sit
Name/Title: Roger J. Sit, Chairman & CEO

EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share
07/05/2024	BUY	16,210	3.24
07/08/2024	BUY	3,743	3.27
07/09/2024	BUY	1,646	3.28
07/10/2024	BUY	1,200	3.27
07/15/2024	BUY	15,397	3.32
07/16/2024	BUY	120,101	3.32
07/19/2024	BUY	14,554	3.31
07/22/2024	BUY	1,394	3.31
07/25/2024	BUY	8,339	3.28
07/29/2024	BUY	15,650	3.29
07/30/2024	BUY	200	3.29
08/02/2024	BUY	9,373	3.33
08/08/2024	BUY	29,403	3.28
08/09/2024	BUY	72,911	3.30
08/12/2024	BUY	4,975	3.31
08/13/2024	BUY	200	3.31
08/14/2024	BUY	12,561	3.31
08/16/2024	BUY	353	3.33
08/19/2024	BUY	15,254	3.32
08/21/2024	BUY	10,172	3.34
08/22/2024	BUY	5,110	3.35
08/23/2024	BUY	6,608	3.35
08/26/2024	BUY	83,089	3.31
08/27/2024	BUY	29,680	3.34
08/28/2024	BUY	13,624	3.33
08/29/2024	BUY	20,270	3.35
08/30/2024	BUY	756,131	3.35